March 1, 2006


By facsimile to (203) 327-2669 and U.S. Mail


Pamela A. Banks, Esq.
Vice President, General Counsel, and Secretary
Ethan Allen Global, Inc.
Ethan Allen Drive
Danbury, CT 06811

Re:	Ethan Allen Global, Inc.
	Ethan Allen Interiors Inc. and Additional Co-registrants
	Pre-effective Amendment 1 to Registration Statement on Form
S-4
	Filed February 24, 2006
File No. 333-131539

Dear Ms. Banks:

	We reviewed the filing and have the comments below.

General

1. Refer to prior comment 1. Confirm that each person participating in the exchange offer is not an Ethan Allen affiliate. See Exxon
Capital Holdings Corporation no-action letter, available May 13,
1988.

2. Confirm that you are not relying on Rule 430B of Regulation C under the Securities Act which would require the undertakings required by Item 512(a)(5) of Regulation S-K.

Extensions; Amendments, page 23

3. Refer to prior comment 8. It is appropriate to delay acceptance if there has been an extension of the exchange offer. However, absent an extension of the exchange offer, it is inappropriate to delay acceptance "if any of the conditions discussed below...have not been satisfied prior to the expiration of the exchange offer or waived." As noted in prior comment 15, all conditions to the offer other than those subject to governmental approval must be satisfied or waived before the exchange offer`s expiration, not merely before acceptance of the initial notes for exchange. Please revise.

Resales of the Exchange Offer, page 31

4. Refer to prior comment 3. Clarify also in this subsection`s first sentence that we issued the no-action letters to third parties.

Closing

	File an amendment to the S-4 in response to the comment. To expedite our review, Ethan Allen may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Ethan Allen thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Ethan Allen and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Ethan Allen requests acceleration of the registration statement`s effectiveness, Ethan Allen should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Ethan Allen from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Ethan Allen may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Ethan Allen provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and other disclosure
issues
to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202)
551-3767.

Very truly yours,





Jennifer R. Hardy
   Legal Branch Chief

cc:	M. Ridgway Barker, Esq.
	Randi-Jean G. Hedin, Esq.
	Kelley Drye & Warren LLP
	2 Stamford Plaza
	281 Tresser Boulevard
	Stamford, CT 06901



Pamela A. Banks, Esq.
March 1, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE